Exhibit 12

ING USA ANNUITY AND LIFE INSURANCE COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		Six
		Months
		Ended
		June 30,
		2006	2005	2004	2003	2002	2001

	Earnings:
1.	Income (loss) before income taxes and cumulative
	effect of changes in accounting principles	$108.3	$224.1	$173.6	$56.5	$(176.3)	$(3.8)

	Fixed Charges:
2.	Interest expense	15.5	29.6	5.1	8.2	8.5	4.9
3.	Interest factor on rental expense	3.2	8.0	5.0	5.3	5.4	2.5
4.	Interest credited to contractowners	481.8	946.5	903.6	896.7	794.0	825.7
5.	Net (undistributed) distributed income from
	equity investees	1.2	(1.6)	(1.8)	13.7	-	-
6.	Total fixed charges (2 + 3 + 4 + 5)	501.7	982.5	911.9	923.9	807.9	833.1
7.	Total fixed charges excluding interest
	credited to contractowners (6 - 4)	19.9	36.0	8.3	27.2	13.9	7.4

8.	Earnings and fixed charges (1 + 6)	610.0	1,206.6	1,085.5	980.4	631.6	829.3
9.	Earnings and fixed charges, excluding
	interest credited to contractowners (1 + 7)	128.2	260.1	181.9	83.7	(162.4)	3.6

	Ratios
10.	Earnings and fixed charges,
	to total fixed charges (8 / 6)	1.2	1.2	1.2	1.1	0.8	1.0

11.	Earnings and fixed charges, excluding interest
	credited to contractowners to
	total fixed charges (9 / 7)	6.4	7.2	21.9	3.1	NM	0.5

12.	Deficiency of earnings to fixed charges (6 - 8)*	$-	$-	$-	$-	$176.3	$3.8

*Represents additional earnings that would be necessary to result in a one to one ratio of earnings to fixed charges.

NM - Not meaningful.